Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Legal and Regulatory Group

By Electronic Mail

May 27, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 27, 2021 The Nasdaq Stock Market (the "Exchange") received from Orbsat Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of common stock, $0.0001 par value
Warrants to purchase common stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Lisa Roberts